March 20, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Service Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office

Dear Sirs:

Re:          Change of Auditors - Merus Labs International Inc. (the "Company")

We are writing in accordance with Section 4.11(7) of National Instrument 51-102, Continuous Disclosure Obligations. We wish to confirm that we have read the Notice of Change of Auditors (the "Notice") of the Company dated March 8, 2012 and that based on our current knowledge, we are in agreement with the information contained in the Notice.

Yours truly,

SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP
Vancouver, Canada

cc: Board of Directors, Merus Labs International Inc.